Artemis International Solutions Corporation

4041 MacArthur Boulevard, Suite 401

Newport Beach, California 92660

May 19, 2006

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Artemis International Solutions Corporation

Schedule 13E-3
File No. 5-58881
Filed on April 13, 2006

Preliminary Proxy Statement on Schedule 14A
File No. 0-29793
Filed on April 13, 2006

Ladies and Gentlemen:

As requested in the letter dated May 12, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, Artemis International Solutions Corporation (“Artemis”) hereby acknowledges the following:

(1)                Artemis is responsible for the adequacy and accuracy of the disclosure in the above referenced Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A filings and any amendments thereto;

(2)                comments from the Commission staff or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                Artemis may not assert Commission staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

By:	/s/ PATRICK TERNIER

Name:Patrick Ternier

Title:President and Chief Executive Officer